UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2026

(Commission File No. 001-43312)

Vicore Pharma Holding AB

(Translation of registrant’s name into English)

Kornhamnstorg 53

SE-111 27 Stockholm,

Sweden

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7): ☐

Increase in Number of Shares and Votes

On September 30, 2026, Vicore Pharma Holding AB (the “Company”) issued a press release announcing that its number of outstanding shares and votes increased following the exercise of warrants with subsequent delivery of shares to participants in the Board LTIP 2023, Board LTIP 2024 and Board RSU 2025 incentive programs. The press release is attached hereto as Exhibit 99.1 and is incorporated by reference herein.

The information in the attached Exhibit 99.1 is being furnished and shall not be deemed “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing made by the Company under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such a filing.

Exhibits

99.1	Press Release, dated September 30, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vicore Pharma Holding AB

By:	/s/ Ahmed Mousa
Name: Title:	Ahmed Mousa Chief Executive Officer

Date: September 30, 2026